

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2019

Douglas Cole
Chief Executive Officer
American Battery Metals Corp
90 Tahoe Blvd. Suite 802-16
Incline Village, NV 89451

      Re: American Battery Metals Corp
            Form 10-K for the Fiscal Year Ended September 30, 2018
            Filed December 31, 2018
            File No. 000-55088

Dear Mr. Cole:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Beverages, Apparel and Mining

cc: Mr. Jeffrey Maller